November 10, 2014

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Capnia, Inc.

Registration Statement on Form S-1

File No. 333-196635

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of several underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on November 12, 2014, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 4, 2014;

(ii)	Dates of distribution: November 4, 2014;

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 3;

(iv)	Number of prospectuses so distributed: electronic 877, print 12.

(i)	Date of preliminary prospectus: November 7, 2014;

(ii)	Dates of distribution: November 7, 2014;

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 3;

(iv)	Number of prospectuses so distributed: electronic 749, print 10.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP, LLC

By	/s/ Clifford A. Teller
Name: Clifford A. Teller
Its: Executive Managing Director
Head of Investment Banking